Exhibit 12.1
NELNET, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands)

Income from continuing operations before taxes and minority interest	$44,740	57,145	102,395	279,258	234,397
Income from equity investments	(29)	(1,144)	(536)	(1,637)	(1,220)
Distributions from equity investments	—	747	149	625	970
Interest on uncertain tax positions included in pre-tax income	72	86	—	—	—

Income before fixed charges	44,783	56,834	102,008	278,246	234,147
Plus: fixed charges	1,027,875	1,504,268	1,242,802	621,309	255,660

Earnings (as defined)	$1,072,658	1,561,102	1,344,810	899,555	489,807

Interest and amortization expense	$1,026,489	1,502,662	1,241,174	620,111	254,610
Rent expense (interest portion)	1,458	1,692	1,628	1,198	1,050
Interest included in interest expense not related to third party indebtedness	(72)	(86)	—	—	—

Total fixed charges	$1,027,875	1,504,268	1,242,802	621,309	255,660

“Earnings” divided by fixed charges	1.04	1.04	1.08	1.45	1.92